Swiss Re



# Interim Report 2004
## Shareholders' letter

# Swiss Re at a glance

## News first half 2004

- **Net income more than doubled to CHF 1.4 billion**
- **Shareholders' equity increased by CHF 875 million to CHF 19.4 billion**
- **Excellent investment return of 5.8% (annualised)**
- **Property & Casualty Business Group: substantial operating income growth of 79% coupled with combined ratio improvement to 96.1%**
- **Life & Health Business Group: return on operating revenues increased to 8.6%**
- **Financial Services Business Group: operating income up 32%**
- **Return on equity of 15.6% (annualised)**

## Key figures (unaudited)

| CHF millions unless otherwise stated | First half 2003 | **First half 2004** | Change in % |
|---|---|---|---|
| **Property & Casualty Business Group** | | | |
| Premiums earned | 7864 | **7527** | −4 |
| Combined ratio (in %) | 99.8 | **96.1** | |
| **Life & Health Business Group** | | | |
| Premiums earned | 4963 | **5022** | 1 |
| Operating revenues | 6545 | **6581** | 1 |
| Return on operating revenues (in %) | 8.1 | **8.6** | |
| **Financial Services Business Group** | | | |
| Premium business | | | |
| Premiums earned | 1555 | **1593** | 2 |
| Combined ratio, excl. non-traditional business (in %) | 90.6 | **94.2** | |
| Fee business | | | |
| Total revenues | 407 | **409** | 0 |
| Return on total revenues, excl. proprietary asset management (in %) | 17.3 | **18.3** | |
| **Group** | | | |
| Premiums earned | 14382 | **14142** | −2 |
| Net income | 691 | **1441** | 109 |
| Earnings per share (in CHF) | 2.23 | **4.66** | 109 |
| Shareholders' equity (31.12.2003/30.06.2004) | 18511 | **19386** | 5 |
| Return on investment (in %), annualised | 4.8 | **5.8** | |
| Return on equity (in %), annualised | 8.2 | **15.6** | |
| Number of employees | 8131 | **7844** | −4 |

## Share performance

| **Market information as of 20 August 2004** | |
|---|---|
| Share price (in CHF) | 69.80 |
| Market capitalisation (in CHF millions) | 21665 |
| Number of shares entitled to dividend | 310382873 |

| **Performance** | 1994–20 August 2004 (p.a.) | Year to 20 August 2004 |
|---|---|---|
| Swiss Re (in %) | 7.8 | −15.3 |
| Swiss Performance Index (in %) | 7.3 | −0.1 |
| DJ Stoxx Insurance Index (in %) | 1.0 | −6.4 |



Share price in CHF (logarithmic scale)
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2004*
Swiss Re
Swiss Performance Index
DJ Stoxx Insurance Index

* Year to 20 August 2004

# Chairman and CEO letter

## Fellow shareholders, ladies and gentlemen

The first half of 2004 was a successful period for Swiss Re with earnings more than doubling to CHF 1.4 billion, or CHF 4.66 per share. The low incidence of large losses and stable capital markets provided a favourable environment in which all sectors of our business performed well. Our balance sheet equity also showed satisfactory progress during the period growing 5% to CHF 19.4 billion.

Total revenues increased by 3% supported by strong growth in investment return. Realised gains on equity securities and significantly lower impairment charges contributed to an excellent return on investments of 5.8%. Premiums earned reduced by 2%, with modest growth in life and health and in traditional non-life lines offset by a much reduced revenue contribution from non-traditional non-life transactions. The positive development of our Capital Management and Advisory business sector continued with a 7% increase in fees and trading revenues.

At the present time, we see pricing changes in the reinsurance market occurring across all business lines. In life, prices are moving higher in response to low interest rates and improved economic targets. Pricing signals in non-life are somewhat mixed. We have seen some rate declines in property, while casualty pricing trends have remained stable on average, with some differences according to line of business and market. In some risk segments, rates are still improving. Overall, prices remain at attractive levels.

Our operating results are in line with expectations. The Property & Casualty Business Group achieved a 96.1% combined ratio. The Life & Health Business Group posted an 8.6% return on operating revenues. In the Financial Services Business Group the combination of premium business and fee business produced a 32% increase in operating income to CHF 359 million. Subject always to the uncertainties arising from our business exposure to large natural and man-made catastrophic events, we expect a similar development in our operating results in the second half of 2004, but a much reduced level of capital gains. Hurricane Charley, which has recently hit the coast of Florida, is not expected to alter our positive outlook for the 2004 results.

Looking further ahead we see good opportunities for Swiss Re to improve profit margins. We have taken a short position in our non-life investment portfolio enabling us to be an early beneficiary of expected interest rate increases. Our strong reserve ratio (reserves to premiums in non-life) gives Swiss Re added leverage in this regard. In addition, we increasingly believe that the securitisation of a wider range of insurance risks, including volume products such as motor or life insurance, is achievable and will improve returns on risks flowing through our balance sheet. We also expect to expand our successful Admin Re℠ strategy as opportunities in the life sector continue to grow.

Overall, our strong capital base, further reinforced by the successful Mandatory Convertible Securities issue in July 2004, underlines Swiss Re's value as a secure business partner at a time of heightened sensitivity to credit risk. This strength coupled with Swiss Re's long standing client relationships, institutional knowledge and dedicated staff provide the right formula for a successful future.

**Peter Forstmoser**
Chairman of the Board of Directors

**John R. Coomber**
Chief Executive Officer

# Cautionary note on forward-looking statements/Information

## Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

## Information

**Contact addresses**

**Investor Relations**
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

**Public Relations/Media**
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

**Share Register**
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

**Important dates**
17 March 2005
Results 2004

9 May 2005
*141st Annual General Meeting*



Title:
Interim Report 2004
Shareholders' letter

Original version in English

The Interim Report 2004 is also available in German and French.

A PDF version of the Interim Report 2004 is available for download in English, German and French at: www.swissre.com/interimreport

The Interim Report 2004 Shareholders' letter is available in English, German and French.

CC, 08/04, 3 300 en

Swiss Re

# Interim Report 2004

# Swiss Re at a glance

## News first half 2004

- **Net income more than doubled to CHF 1.4 billion**
- **Shareholders' equity increased by CHF 875 million to CHF 19.4 billion**
- **Excellent investment return of 5.8% (annualised)**
- **Property & Casualty Business Group: substantial operating income growth of 79% coupled with combined ratio improvement to 96.1%**
- **Life & Health Business Group: return on operating revenues increased to 8.6%**
- **Financial Services Business Group: operating income up 32%**
- **Return on equity of 15.6% (annualised)**

## Key figures (unaudited)

| CHF millions unless otherwise stated | First half 2003 | **First half 2004** | Change in % |
|---|---|---|---|
| **Property & Casualty Business Group** | | | |
| Premiums earned | 7 864 | **7 527** | –4 |
| Combined ratio (in %) | 99.8 | **96.1** | |
| **Life & Health Business Group** | | | |
| Premiums earned | 4 963 | **5 022** | 1 |
| Operating revenues | 6 545 | **6 581** | 1 |
| Return on operating revenues (in %) | 8.1 | **8.6** | |
| **Financial Services Business Group** | | | |
| Premium business | | | |
| Premiums earned | 1 555 | **1 593** | 2 |
| Combined ratio, excl. non-traditional business (in %) | 90.6 | **94.2** | |
| Fee business | | | |
| Total revenues | 407 | **409** | 0 |
| Return on total revenues, excl. proprietary asset management (in %) | 17.3 | **18.3** | |
| **Group** | | | |
| Premiums earned | 14 382 | **14 142** | –2 |
| Net income | 691 | **1 441** | 109 |
| Earnings per share (in CHF) | 2.23 | **4.66** | 109 |
| Shareholders' equity (31.12.2003/30.06.2004) | 18 511 | **19 386** | 5 |
| Return on investment (in %), annualised | 4.8 | **5.8** | |
| Return on equity (in %), annualised | 8.2 | **15.6** | |
| Number of employees | 8 131 | **7 844** | –4 |

## Share performance

| **Market information as of 20 August 2004** | |
|---|---|
| Share price (in CHF) | 69.80 |
| Market capitalisation (in CHF millions) | 21 665 |
| Number of shares entitled to dividend | 310 382 873 |

| **Performance** | **1994–20 August 2004 (p.a.)** | **Year to 20 August 2004** |
|---|---|---|
| Swiss Re (in %) | 7.8 | –15.3 |
| Swiss Performance Index (in %) | 7.3 | –0.1 |
| DJ Stoxx Insurance Index (in %) | 1.0 | –6.4 |



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
–25
–50
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
— Swiss Re — Swiss Performance Index — DJ Stoxx Insurance Index


* Year to 20 August 2004

# Contents

## Fellow shareholders, ladies and gentlemen

The first half of 2004 was a successful period for Swiss Re with earnings more than doubling to CHF 1.4 billion, or CHF 4.66 per share. The low incidence of large losses and stable capital markets provided a favourable environment in which all sectors of our business performed well. Our balance sheet equity also showed satisfactory progress during the period growing 5% to CHF 19.4 billion.

Total revenues increased by 3% supported by strong growth in investment return. Realised gains on equity securities and significantly lower impairment charges contributed to an excellent return on investments of 5.8%. Premiums earned reduced by 2%, with modest growth in life and health and in traditional non-life lines offset by a much reduced revenue contribution from non-traditional non-life transactions. The positive development of our Capital Management and Advisory business sector continued with a 7% increase in fees and trading revenues.

At the present time, we see pricing changes in the reinsurance market occurring across all business lines. In life, prices are moving higher in response to low interest rates and improved economic targets. Pricing signals in non-life are somewhat mixed. We have seen some rate declines in property, while casualty pricing trends have remained stable on average, with some differences according to line of business and market. In some risk segments, rates are still improving. Overall, prices remain at attractive levels.

Our operating results are in line with expectations. The Property & Casualty Business Group achieved a 96.1% combined ratio. The Life & Health Business Group posted an 8.6% return on operating revenues. In the Financial Services Business Group the combination of premium business and fee business produced a 32% increase in operating income to CHF 359 million. Subject always to the uncertainties arising from our business exposure to large natural and man-made catastrophic events, we expect a similar development in our operating results in the second half of 2004, but a much reduced level of capital gains. Hurricane Charley, which has recently hit the coast of Florida, is not expected to alter our positive outlook for the 2004 results.

Looking further ahead we see good opportunities for Swiss Re to improve profit margins. We have taken a short position in our non-life investment portfolio enabling us to be an early beneficiary of expected interest rate increases. Our strong reserve ratio (reserves to premiums in non-life) gives Swiss Re added leverage in this regard. In addition, we increasingly believe that the securitisation of a wider range of insurance risks, including volume products such as motor or life insurance, is achievable and will improve returns on risks flowing through our balance sheet. We also expect to expand our successful Admin Re$^{SM}$ strategy as opportunities in the life sector continue to grow.

Overall, our strong capital base, further reinforced by the successful Mandatory Convertible Securities issue in July 2004, underlines Swiss Re's value as a secure business partner at a time of heightened sensitivity to credit risk. This strength coupled with Swiss Re's long standing client relationships, institutional knowledge and dedicated staff provide the right formula for a successful future.

**Peter Forstmoser**
Chairman of the Board of Directors

**John R. Coomber**
Chief Executive Officer

# Group

Improvements across all business groups and an excellent investment return led to an increase in net income of 109%, to CHF 1.4 billion, for the first half of 2004.

## Group results

Premiums earned decreased by 2% to CHF 14.1 billion in the first half 2004. Adjusted for currency exchange effects, premiums were stable.

The Swiss franc appreciated 6% against the US dollar compared to the same period in 2003. Due to the global nature of Swiss Re's business, currency fluctuations will impact the comparison of year-on-year reported figures.

The Property & Casualty Business Group reported premiums earned of CHF 7.5 billion, a decrease of 4% compared to first half 2003. A 2% increase in traditional business was offset by a decline in non-traditional business. The currency impact was less than 1%.

Premiums earned in the Life & Health Business Group rose by 1% over first half 2003, to CHF 5.0 billion. Adjusted for the effects of currency exchange, the increase was closer to 4%, due to Admin Re℠ business.

Premiums earned in the Financial Services Business Group grew by 2% over first half 2003, to CHF 1.6 billion. Excluding currency exchange effects, underlying growth was 5%, largely driven by growth in casualty business.

Net investment income was unchanged at CHF 2.4 billion. At constant exchange rates, net investment income grew 2% due to increased invested assets.

Net realised gains in the first half of 2004 totalled CHF 659 million compared to a net realised loss of CHF 26 million in the first half of 2003. Only minor net impairment charges were experienced in the first half of 2004 compared to the same period in the previous year.

Trading revenues increased to CHF 277 million from CHF 221 million in first half 2003, due to market value changes in credit default swaps and the continuing growth in Capital Management and Advisory activities.

Total Group revenues increased by 3% to CHF 17.6 billion in the first half 2004; at constant exchange rates the increase was 5%.

Claims and claim adjustment expenses and life and health benefits fell by 4% from first half 2003, to CHF 11.0 billion. Adjusted for the effects of currency exchange, the decrease was 2%. The net impact on the Group result from non-life reserve development was a charge of CHF 199 million in the first half 2004.

Acquisition costs decreased by 1% from first half 2003, to CHF 3.1 billion. Excluding currency exchange effects, acquisition costs were stable in line with premiums earned.

Amortisation of goodwill fell by 11% in first half 2004. Adjusted for currency exchange effects, the decrease was 8%, reflecting the decline of goodwill in the balance sheet.

The Group's other operating costs increased by 2% to CHF 1.5 billion in first half 2004. The increase was primarily related to the expanded Admin Re℠ and Capital Management and Advisory activities. The increase was partly offset by lower operating costs in the Property & Casualty Business Group of CHF 25 million and Corporate Centre costs of CHF 20 million, respectively.

The Group's effective tax rate was 27.4%, compared to 27.9% in first half 2003, and is broadly in line with the 2003 full year rate.

Overall, the Group's net income increased to CHF 1.4 billion, compared to net income of CHF 691 million in first half 2003. This led to earnings of CHF 4.66 per share, up from CHF 2.23 per share in first half 2003.

The Group recorded net cash flow from operating activities of CHF 3.7 billion, CHF 700 million higher than recorded in the first half 2003, due mainly to improving reinsurance cash flows.

Shareholders' equity was CHF 19.4 billion, up from CHF 18.5 billion at the end of 2003. The stronger capital position was mainly due to improved earnings. Annualised return on equity increased to 15.6 % from 8.2%.

## Income reconciliation

| CHF millions | First half 2003 | **First half 2004** | Change in % |
|---|---|---|---|
| **Business group operating income** | | | |
| Property & Casualty | 822 | **1 474** | 79 |
| Life & Health | 472 | **633** | 34 |
| Financial Services | 273 | **359** | 32 |
| **Total business groups' operating income** | 1 567 | **2 466** | 57 |
| Corporate Centre expenses | −185 | **−165** | −11 |
| Items excluded from the business groups | | | |
| Net realised investment gains/losses | −59 | **18** | |
| Amortisation of goodwill | −157 | **−140** | −11 |
| Other income/expenses | −207 | **−193** | −7 |
| **Net income before tax** | 959 | **1 986** | 107 |

## Investments

The annualised return on investment at 5.8% benefited from higher than expected capital gains on equities in the first half of the year. This represents a percentage point improvement compared to 4.8% in the first half of 2003, when significant impairment charges on equity securities reduced overall investment returns.

The Swiss Re investment portfolio grew by 15% in Swiss franc terms, from CHF 88.2 billion at year end 2003 to CHF 101.3 billion. The share of fixed income securities decreased slightly to 87% of total investments, compared to 88% at year end 2003. Correspondingly, the share of equity securities increased to 9% compared to 8% at year end, reflecting new accounting guidance on separate account business which has led to a reclassification of assets previously included in other assets into equity investments.

### Fixed income

Over the last few quarters, bond returns have been largely determined by changes in the shape of the yield curve. Long anticipated interest rate rises in the US and the UK helped to increase yields in the eurozone even though the European Central Bank has not announced a similar tightening of monetary policy.

In corporate bonds, the credit environment continued to support spread products, but the flattening yield curve and relatively weak equity markets translated into only modestly wider credit spreads.

Swiss Re had been expecting these trends and shortened the position of its non-life fixed income portfolio in anticipation of interest rate increases. In the second half of 2003, average durations were actively managed on the non-life portfolios, reducing from 4.2 years at the end of June 2003 to 3.6 years at the end of June 2004, remaining shorter than the benchmark defined in Swiss Re's strategic asset allocation. In the North American life portfolios, the duration was kept constant, broadly matching the duration of the corresponding liabilities.

Overall, fixed income investments increased to CHF 88.3 billion, from CHF 77.7 billion at the end of 2003. At constant exchange rates, this is equivalent to 13% growth. This significant growth was due to the acquisition of assets worth CHF 4.6 billion through the Admin Re℠ transaction with CNA, organic cash flows, and the reclassification of investments (due to changed GAAP guidance) totalling CHF 3.9 billion which were previously accounted for as funds held by ceding companies.

Consequently, current investment income from fixed income securities increased by 12% at constant exchange rates, to CHF 2.0 billion, from CHF 1.8 billion in first half 2003. Net realised gains were CHF 71 million compared to CHF 950 million in the same period in 2003, when gains were realised as fixed income values peaked.

### Equities

In contrast to the bond markets, the major stock markets have enjoyed relatively stable conditions, with far less volatility than in recent years. After a good start, markets weakened in the second quarter, reflecting a lack of investor confidence, a slowdown in China and heightened geopolitical risks.

Swiss Re realised net gains of CHF 486 million, compared to CHF 38 million in the first half of 2003. In addition, the portfolio recorded a net unrealised value increase of CHF 3 million, compared to impairments of CHF 532 million in first half 2003.

Equity investments increased by CHF 2.3 billion in the period under review, due to revised accounting guidance on separate account business. The Group has certain business where policyholder funds are invested in defined assets, and policyholders bear the investment risk on the assets. A part of this business no longer meets the conditions for separate account classification due principally to the legal structure of the asset funds involved and the assets have been reclassified into shares of investment funds held for trading.

Adjusting for this accounting change, the overall economic exposure to equity investments was generally kept level throughout the first half year and was managed through the use of partial overlays when required by market conditions.

## Capital management

In June 2004, Swiss Re successfully updated its USD 5 billion European Medium Term Notes (EMTN) programme. At the end of June 2004, Swiss Re's outstanding debt under the EMTN programme had an aggregate face value of USD 2.09 billion, compared with USD 1.95 billion at the end of 2003.

In the first half of 2004, Swiss Re issued three zero coupon notes under the EMTN programme totalling USD 56 million and with a maturity of 5 years, as well as a senior fixed rate note totalling USD 50 million, due in January 2006. In June 2004, the Group issued a senior step-up fixed rate callable note under the EMTN programme totalling JPY 2 billion, due in 2009.

On 25 June 2004, Swiss Re launched a five year syndicated letter of credit facility, both to replace existing capacity and for general corporate purposes. The transaction, which attracted strong support in the market, was significantly oversubscribed and therefore was increased from its initial size of USD 1.5 billion to USD 2 billion.

In June 2004, Swiss Re repaid its USD 530 million Triple Exchangeable Bond, issued in 1999.

On 1 July 2004 Swiss Re launched an offering of Mandatory Convertible Securities (MCS) due in 2007 and successfully completed the transaction with an issue size of EUR 672 million. The MCS will pay a coupon of 6.125% p.a. until conversion. Swiss Re will participate in future share price appreciation of up to 20% of the share reference price (set at CHF 80.41). The securities will automatically convert into Swiss Re shares in three years. Underlying shares previously committed to Swiss Re's convertible bond issued in 2001 have been reallocated to support the transaction. The reallocation was made possible by the purchase of call options at favourable conditions, which offset the exposure to deliver Swiss Re shares under the previously mentioned 2001 convertible bond. None of the conditional capital increase approved by the Annual General Meeting of Swiss Re in May 2004 was used for this transaction.

With the launch of the MCS, Swiss Re continues to improve its financial strength by moving from senior debt to hybrid capital.

Operating income increased strongly by CHF 652 million to CHF 1 474 million. The combined ratio improved by 3.7 points to 96.1% in first half 2004.

**Key market and business developments**

The primary insurance market remained stable during the first half of 2004, although there is a slight trend towards market softening in certain lines of business, most notably property. Overall, terms and conditions are stable and prices are at attractive levels.

Similarly, conditions in the reinsurance market continue to be favourable. Profitability is still increasing due to significant improvements in rates, terms and conditions over the last two years. Although rates are starting to decrease in certain lines they remain at attractive levels. In a reduced interest rate environment the industry is focused on delivering strong underwriting results as demonstrated by recent renewals where major market participants have maintained underwriting discipline.

**Business group results**

Operating income showed a significant increase of 79% in the first half of 2004, compared to the first half of 2003.

Premiums earned decreased by 4%. Traditional premiums grew by 2% while non-traditional volume showed a significant decline. Traditional business grew in Europe and in Asia 6% and 19%, respectively. Asia division continues to expand strongly despite a lower renewal in Japan which was affected by declining natural catastrophe premium rates and market consolidation. In the Americas division, traditional premiums declined 10% in original currencies due to a lower volume of late reported premiums, increasing client retentions, lower property rates and competitive pressures in the US. A decline of 31% in non-traditional premiums earned was caused by a reduced number of large individual non-traditional contracts which protect the client's balance sheet while providing risk transfer. These transactions depend on client specific needs making renewal often uncertain. The currency exchange impact on premiums earned was less than 1%.

Despite shortening the maturity of the investment portfolio to benefit from rising interest rates, net investment income increased by 3%. This was primarily due to additional interest income on balances held by cedents and certain non-traditional contracts. Realised gains increased by CHF 360 million due to capital gains on equities in first half 2004 and a significant reduction in impairment charges.

The combined ratio improved by 3.7 points to 96.1% reflecting the successful underwriting of recent years. The relatively low level of large claims improved the overall property result, which also benefited from reserve releases following better than expected claims experience, while liability reserves for certain prior year business were strengthened. Overall, the net impact from prior years was a charge of CHF 168 million for the business group. The acquisition cost ratio increased by 1.7 points to 22.5% due to non-traditional contracts with higher profit commissions and commission rates. Despite the reduction in premiums earned, the management expense ratio improved from 4.8% to 4.6%, reflecting a reduction in expenses of CHF 25 million.

| CHF millions | First half 2003 | **First half 2004** | Change in % |
|---|---|---|---|
| **Revenues** | | | |
| Premiums earned | 7 864 | **7 527** | –4 |
| Net investment income | 672 | **691** | 3 |
| Net realised investment gains/losses | 133 | **493** | >250 |
| **Total revenues** | 8 669 | **8 711** | 0 |
| | | | |
| **Expenses** | | | |
| Claims and claim adjustment expenses | –5 837 | **–5 191** | –11 |
| Acquisition costs | –1 635 | **–1 696** | 4 |
| Other operating costs and expenses | –375 | **–350** | –7 |
| **Total expenses** | –7 847 | **–7 237** | –8 |
| | | | |
| **Operating income** | 822 | **1 474** | 79 |
| | | | |
| Claims ratio (in %) | 74.2 | **69.0** | |
| Acquisition cost ratio (in %) | 20.8 | **22.5** | |
| Management expense ratio (in %) | 4.8 | **4.6** | |
| Combined ratio (in %) | 99.8 | **96.1** | |

# Life & Health Business Group

Return on operating revenues increased to 8.6% in the first half of 2004 from 8.1% in the first half of 2003. The business group continues to grow its Admin Re$^{SM}$ portfolio, with its two largest acquisitions to date in the US and UK.

**Key market and business developments**

US primary term assurance sales rose by 7% in the first half of 2004 over the corresponding period in 2003. New term life premiums increased strongly in Italy and Germany in the first half of 2004; however, sales in the UK were adversely affected by the slowing of the housing market. Initial indications suggest that cession rates have declined in the US during the first half of 2004.

The Life & Health Business Group continued to execute its strategy of investment in Admin Re$^{SM}$ with the successful closing of the transactions with CNA in the first half of 2004 and, on 24 August, with Life Assurance Holding Corporation Limited (LAHC).

In North America, our largest market, Swiss Re continued its client by client pricing review. This exercise refines reinsurance premium rates by adjusting pricing assumptions to reflect both the current economic environment as well as client specific mortality experience. The initial phase of the review, focusing on the largest treaties, is now complete. Although initial indications suggest the primary markets are already reflecting these revised costs in higher premium rates, the impact on the 2004 results will be limited as the benefit is recognised over a number of years. The subsequent phases of the review will be ongoing during the second half of 2004 and it is estimated that substantially all treaties will be on new terms by the end of the year.

**Business group results**

The operating result (excluding net realised gains/losses) increased from CHF 532 million in the first half 2003 to CHF 567 million, despite an adverse currency exchange impact of CHF 14 million from the continuing decline of the US dollar. This increase reflects stable returns from the life business and an improved health result. The operating result of 8.6% improved from the 8.1% achieved in the first half of 2003.

Premiums earned increased by 4% at constant rates of exchange to CHF 5 billion. This reflects the recent acquisition of CNA's life business, partially offset by first year premium reductions related to the US pricing review. Total life premiums increased by 5% at constant rates of exchange to CHF 4.1 billion. At the same time, total health premiums declined 3% to CHF 930 million, reflecting the run-off of certain discontinued accident and health lines.

The reduction in the life business return on operating revenues to 8.3% from 10.0% relates to a combination of several factors, including a higher volume of large death claims in North America, the absence of one-off expense savings in 2003 and continuing reduced investment yields.

The health business return on operating revenues improved significantly from 0.6% in the first half of 2003 to 9.9%, driven largely by positive experience from the continuing income protection business. With much of the health business in run-off, the results can fluctuate between periods while nonetheless contributing positively to the bottom line. The health business now accounts for less than 19% of the total operating revenues although it is still actively written in markets where attractive returns are available.

The management expense ratio rose from 4.4% to 5.0% due to the increased proportion of Admin Re$^{SM}$ business. Admin Re$^{SM}$ carries a higher expense ratio than traditional business because of the greater maintenance costs associated with direct business, such as handling individual policy records and policyholder communications.

| CHF millions | First half 2003 | **First half 2004** | Change in % |
|---|---|---|---|
| **Revenues** | | | |
| Premiums earned | 4 963 | **5 022** | 1 |
| Net investment income | 1 582 | **1 559** | −1 |
| **Operating revenues** | 6 545 | **6 581** | 1 |
| Net realised investment gains/losses | −60 | **66** | |
| **Total revenues** | 6 485 | **6 647** | 2 |
| **Expenses** | | | |
| Claims and claim adjustment expenses; life and health benefits | −4 540 | **−4 632** | 2 |
| Acquisition costs | −1 187 | **−1 054** | −11 |
| Other operating costs and expenses | −286 | **−328** | 15 |
| **Total expenses** | −6 013 | **−6 014** | 0 |
| **Operating income** | 472 | **633** | 34 |
| **Operating result, excluding net realised investment gains/losses** | 532 | **567** | 7 |
| Management expense ratio (in %) | 4.4 | **5.0** | |
| Return on operating revenues (in %) | 8.1 | **8.6** | |

# Financial Services Business Group

Operating income was CHF 359 million, reflecting the continuation of operational improvements from 2003 as well as higher investment returns.

**Business group results**

| CHF millions | First half 2003 | **First half 2004** | Change in % |
|---|---|---|---|
| **Revenues** | | | |
| Premiums earned | 1 555 | **1 593** | 2 |
| Net investment income | 187 | **178** | −5 |
| Net realised investment gains/losses | −41 | **82** | |
| Trading revenues, fees and commissions | 423 | **470** | 11 |
| ***Total revenues*** | 2 124 | **2 323** | 9 |
| **Expenses** | | | |
| Claims and claim adjustment expenses | −1 110 | **−1 174** | 6 |
| Acquisition costs | −267 | **−306** | 15 |
| Operating costs | −474 | **−484** | 2 |
| **Total expenses** | −1 851 | **−1 964** | 6 |
| **Operating income** | 273 | **359** | 32 |
| Premium business: combined ratio (in %) | 96.0 | **101.3** | |
| Excluding non-traditional business | 90.6 | **94.2** | |
| Fee business: return on total revenues (in %) | 11.9 | **12.3** | |
| Excluding proprietary asset management | 17.3 | **18.3** | |

The Financial Services Business Group reported revenues of CHF 2.3 billion for the first half of 2004, an increase of 9% over the first half of 2003. Adjusting for the effects of currency exchange, the growth in total revenues was 12%.

Premiums earned grew by 5% in original currencies. This is above the three year average target of 3% but still reflects a continued highly disciplined approach to underwriting. Premium growth was largely driven by new business in casualty, where price rises continue, albeit at a slower pace. Growth in credit and surety also contributed to the increase. This premium growth was partly offset by lower premium income in aviation, principally in the facultative airline market.

Property premiums are generally flat; this reflects the combined effects of a broadening client portfolio offset by the withdrawal of some large individual accounts where prices demanded by clients did not meet profitability requirements.

The total investment result increased from CHF 146 million to CHF 260 million. The increase was mainly due to higher realised gains on equities and the absence of impairment charges experienced in the first half of 2003.

Trading revenues, fees and commissions grew by 19% (excluding proprietary asset management fees and adjusting for currency exchange effects). The fee business continues to be a strong contributor to income growth, primarily from insurance-linked securities. Market value changes in credit default swaps contributed CHF 43 million, compared to CHF −24 million in the first half of 2003. Fees for proprietary asset management services fell 15%, reflecting the significant improvements in efficiency achieved in 2003 and the first half of 2004.

Acquisition costs increased, mainly in credit and surety, due to premium growth and higher profit commissions.

Claims and claim adjustment expenses increased by 6% (9% at constant exchange rates). Claims experience was favourable for credit and surety, property and aviation business, but was offset by heavier claims activity in casualty. The net impact from prior years was a charge of CHF 31 million.

Operating costs showed a modest increase of 2%. This was largely due to variable compensation costs in the fee business reflecting the profitable growth in this segment; underlying expenses fell by 3%.

The combined ratio for traditional business was 94.2%, compared to the three year average target of 95%. The total combined ratio (which includes non-traditional business with a high combined ratio but supported by high investment income) was 101.3%. The fee business achieved a return on total revenues of 18.3% for first half 2004 (excluding proprietary asset management), compared to 17.3% for the same period last year. The total return on total revenues was 12.3%, compared to 11.9% for the first half of 2003.

# Recent events/Outlook

## Recent events

1 July 2004
Swiss Re placed an offering of Mandatory Convertible Securities (MCS) due on 23 July 2007 and successfully completed the transaction with an issue size of EUR 672 million. The MCS will pay a coupon of 6.125% p.a. until conversion. Swiss Re experienced strong demand for the MCS from a diversified investor base and the issue was heavily oversubscribed. The transaction will refinance maturing debt and further increase Swiss Re's financial strength.

1 July 2004
Swiss Re signed an agreement to acquire the shares of Life Assurance Holding Corporation Limited (LAHC), including its life insurance subsidiary Windsor Life Assurance Company Limited, for GBP 333 million in cash. This is Swiss Re's second Admin Re℠ transaction in the UK and will provide additional scale and infrastructure for Swiss Re's Admin Re℠ business in the UK. The transaction received regulatory approval and was completed on 24 August 2004.

6 July 2004
Swiss Re received a reinsurance branch licence from the Taiwan Ministry of Finance to offer comprehensive reinsurance services in the property and casualty as well as life and health sectors. Swiss Re is the first international reinsurance company to operate a branch in Taiwan.

19 August 2004
Swiss Re announced that, based on preliminary estimates, it expects its claims related to Hurricane Charley to be below USD 200 million before tax. At this level of claims, this hurricane would not alter Swiss Re's positive outlook for the 2004 results. Hurricane Charley swept through Jamaica, Cuba and the US, from 11 to 15 August 2004. The insured loss is expected to be in the range of USD 5–10 billion.

## Outlook

The Property & Casualty Business Group continues to focus on risk selection, reflecting Swiss Re's approach to cycle management, by deploying capital to those segments that generate the highest economic returns and withdrawing from less attractive areas. The business group remains committed to objective and disciplined underwriting. This selective approach, combined with a likely fall in non-traditional premium volume, means that premiums are not expected to achieve the level seen last year, but the business group expects underwriting profitability to remain strong. Assuming large claims remain within expectations, the business group anticipates the combined ratio to be 96% in 2004. July 2004 renewals, mainly stemming from the Americas and Asia divisions, were concluded in line with expectations.

The Life & Health Business Group anticipates that short term growth in traditional life reinsurance will be lower in the US and UK than in other markets, as cession rates come under pressure and growth in primary protection markets remains low. Swiss Re expects, however, continued growth in its Admin Re℠ business in both of these markets. This expectation was reinforced by the recent CNA and LAHC transactions. The impact of these acquisitions by themselves will be to increase operating revenues over the course of 2004 and 2005 by 10%. The two-pronged strategy of continued investment in Admin Re℠ and repricing traditional business in North America will provide a strong foundation for achieving in the future the three year average targets of 7% growth in operating revenues and a return on operating revenues of 9%.

The Financial Services Business Group expects continued good performance in the second half of 2004 with the premium business producing solid underwriting results. Positive market value changes experienced in first half 2004 in the portfolio credit default swap book are not expected to recur in the second half. Swiss Re expects to continue its successful expansion of the fee business, although, due to the nature of the business, the expansion rate is somewhat dependent on market conditions and on the timing of deal closings.

With yields rising from historical lows, the portfolio is well positioned to generate significant cash flows for reinvestment at higher rates. While Swiss Re will strive to maximise its investment result, the level of capital gains achieved in the first half of 2004 is not expected to recur in the second half.

Swiss Re has substantially strengthened its market position in recent years, which will translate into an attractive and sustainable return on shareholders' equity going forward. Provided that large losses remain within expected levels and capital markets continue to normalise, Swiss Re expects to report continued good results in 2004.

# Income statement (unaudited)

For the first half ended 30 June

| CHF millions | Notes | 2003 | 2004 |
|---|---|---|---|
| **Revenues** | | | |
| Premiums earned | 10 | 14382 | **14 142** |
| Net investment income | 2 | 2 442 | **2436** |
| Net realised investment gains/losses | 2 | −26 | **659** |
| Trading revenues | 2 | 221 | **277** |
| Other revenues | | 116 | **140** |
| **Total revenues** | | 17 135 | **17654** |
| | | | |
| **Expenses** | | | |
| Claims and claim adjustment expenses | 10 | −6 948 | **−6365** |
| Life and health benefits | 10 | −4 539 | **−4632** |
| Acquisition costs | 10 | −3085 | **−3056** |
| Amortisation of goodwill | 4 | −157 | **−140** |
| Other operating costs and expenses | | −1 447 | **−1 475** |
| **Total expenses** | | −16 176 | **−15668** |
| | | | |
| **Income before income tax expense** | | 959 | **1 986** |
| Income tax expense | | −268 | **−545** |
| **Net income** | | 691 | **1 441** |
| | | | |
| **Earnings per share in CHF** | | | |
| Basic | 7 | 2.23 | **4.66** |
| Diluted | 7 | 2.21 | **4.56** |

The accompanying notes are an integral part of the Group financial statements.

# Balance sheet (unaudited)

## Assets

| CHF millions | Notes | 31.12.2003 | 30.06.2004 |
|---|---|---|---|
| **Investments** | 2, 3 | | |
| Fixed income securities: | | | |
| Available-for-sale, at amortised cost (fair value: 2003: 64 274; 2004: 75 834) | | 63 131 | **75 558** |
| Trading, at fair value (amortised cost: 2003: 1 129; 2004: 1 147) | | 1 131 | **1 140** |
| Equity securities – Available-for-sale, at fair value (cost: 2003: 6 335; 2004: 6 524) | | 6 751 | **6 780** |
| Equity securities – Trading | 1 | | **2 311** |
| Mortgages and other loans | | 6 133 | **6 836** |
| Investment real estate | | 1 646 | **1 663** |
| Short-term investments, at amortised cost, which approximates fair value | | 7 339 | **4 789** |
| Other invested assets | | 2 074 | **2 180** |
| **Total investments** | | 88 205 | **101 257** |
| | | | |
| Cash and cash equivalents | | 5 429 | **4 917** |
| Accrued investment income | | 1 011 | **1 297** |
| Premiums and other receivables | | 11 651 | **13 622** |
| Reinsurance recoverable on unpaid claims and policy benefits | 10 | 6 657 | **7 507** |
| Funds held by ceding companies | | 19 870 | **16 713** |
| Deferred acquisition costs | 5, 10 | 4 754 | **5 302** |
| Acquired present value of future profits | 5 | 5 952 | **6 374** |
| Goodwill | 4 | 2 885 | **2 777** |
| Income taxes recoverable | | 484 | **534** |
| Financial services assets | | 15 697 | **18 095** |
| Other assets | | 7 103 | **6 873** |
| **Total assets** | | 169 698 | **185 268** |

The accompanying notes are an integral part of the Group financial statements.

All financial information included in this report is unaudited, except for balance sheet information as of 31 December 2003, which is audited.

## Liabilities and shareholders' equity

| CHF millions | Notes | 31.12.2003 | 30.06.2004 |
|---|---|---|---|
| **Liabilities** | | | |
| Unpaid claims and claim adjustment expenses | 10 | 63 474 | **64 857** |
| Liabilities for life and health policy benefits | 10 | 37 244 | **45 970** |
| Unearned premiums | 10 | 6 457 | **8 470** |
| Funds held under reinsurance treaties | | 7 530 | **8 333** |
| Reinsurance balances payable | | 5 567 | **6 156** |
| Income taxes payable | | 724 | **1 056** |
| Deferred income taxes | | 1 565 | **1 376** |
| Financial services liabilities | | 15 733 | **18 169** |
| Short-term debt | | 1 207 | **886** |
| Accrued expenses and other liabilities | | 6 879 | **5 795** |
| Long-term debt | 6 | 4 807 | **4 814** |
| **Total liabilities** | | 151 187 | **165 882** |
| | | | |
| **Shareholders' equity** | | | |
| Common stock, CHF 0.10 par value; | | | |
| 2003: 322 057 870; 2004: 322 061 675 shares authorised and issued | | 32 | **32** |
| Additional paid-in capital | | 5 821 | **5 828** |
| Treasury shares | 1 | | **–74** |
| Accumulated other comprehensive income: | | | |
| Net unrealised investment gains/losses, net of deferred tax | | 401 | **309** |
| Foreign currency translation | | –1 426 | **–1 436** |
| **Total accumulated other comprehensive income** | | –1 025 | **–1 127** |
| | | | |
| Retained earnings | | 13 573 | **14 727** |
| Reserve for own shares | 1 | 110 | |
| **Total shareholders' equity** | | 18 511 | **19 386** |
| | | | |
| **Total liabilities and shareholders' equity** | | 169 698 | **185 268** |

The accompanying notes are an integral part of the Group financial statements.

# Statement of shareholders' equity (unaudited)
# Statement of comprehensive income (unaudited)

## Statement of shareholders' equity

| CHF millions | Common stock | Additional paid-in capital | Treasury shares | Net unrealised gains/losses, net of tax | Foreign currency translation | Retained earnings | Reserve for own shares | Total |
|---|---|---|---|---|---|---|---|---|
| Balance as of 31 December 2002 | 32 | 5 969 | | –715 | –913 | 12 176 | 137 | 16 686 |
| Net income | | | | | | 1 702 | | 1 702 |
| Change in unrealised gains/losses on securities, net | | | | 1 116 | | | | 1 116 |
| Change in foreign currency translation | | | | | –513 | | | –513 |
| Dividends | | | | | | –310 | | –310 |
| Change in own shares | | | | | | 27 | –27 | |
| Equity repurchased | | –148 | | | | | | –148 |
| Additional minimum liability, net | | | | | | –22 | | –22 |
| Balance as of 31 December 2003 | 32 | 5 821 | | 401 | –1 426 | 13 573 | 110 | 18 511 |
| Net income | | | | | | 1 441 | | 1 441 |
| Change in unrealised gains/losses on securities, net | | | | –92 | | | | –92 |
| Change in foreign currency translation | | | | | –10 | | | –10 |
| Dividends | | | | | | –341 | | –341 |
| Purchase/sale of treasury shares | | 7 | 20 | | | | | 27 |
| Change in accounting policy (note 1) | | | –94 | | | 54 | –110 | –150 |
| **Balance as of 30 June 2004** | **32** | **5 828** | **–74** | **309** | **–1 436** | **14 727** | **0** | **19 386** |

The accompanying notes are an integral part of the Group financial statements.

## Statement of comprehensive income

For the first half ended 30 June

| CHF millions | 2003 | **2004** |
|---|---|---|
| Net income | 691 | **1 441** |
| Other comprehensive income: | | |
| Change in foreign currency translation | 221 | **–10** |
| Change in unrealised gains/losses, net of tax | 714 | **–92** |
| **Comprehensive income** | 1 626 | **1 339** |

The accompanying notes are an integral part of the Group financial statements.

# Statement of cash flow (unaudited)

For the first half ended 30 June

| CHF millions | 2003 | 2004 |
|---|---|---|
| **Cash flows provided/used by operating activities** | | |
| Net income | 691 | **1 441** |
| Adjustments to reconcile net income to net cash provided/used by operating activities: | | |
| Depreciation, amortisation and other non-cash items | 674 | **637** |
| Net realised investment gains/losses | 26 | **–659** |
| Change in technical provisions, net | 2 995 | **3 337** |
| Change in reinsurance receivables and funds held by ceding companies | –1 380 | **–589** |
| Change in other assets and liabilities | –625 | **–610** |
| Change in income taxes payable/recoverable | 287 | **386** |
| Income from equity-accounted investees, net of dividends received | 59 | **55** |
| Change in financial services assets and liabilities | 286 | **–285** |
| **Net cash provided/used by operating activities** | 3 013 | **3 713** |
| | | |
| **Cash flows provided/used by investing activities** | | |
| Fixed income securities: | | |
| Proceeds from sale of investments | 35 867 | **16 877** |
| Purchase of investments | –39 277 | **–21 874** |
| Net purchase/sale of short-term investments | –2 427 | **2 609** |
| Equity securities: | | |
| Proceeds from sale of investments | 6 006 | **3 289** |
| Purchase of investments | –2 629 | **–3 803** |
| Cash paid/received for acquisitions/disposals and reinsurance transactions, net | –137 | **–854** |
| Other investments, net | 1 076 | **168** |
| **Net cash provided/used by investing activities** | –1 521 | **–3 588** |
| | | |
| **Cash flows provided/used by financing activities** | | |
| Issuance/repayment of short-term debt | –681 | **–341** |
| Equity repurchased | –148 | |
| Sale of treasury shares | | **27** |
| Dividends paid | –310 | **–341** |
| **Net cash provided/used by financing activities** | –1 139 | **–655** |
| | | |
| **Total net cash provided/used** | 353 | **–530** |
| Effect of foreign currency translation | 50 | **18** |
| **Change in cash and cash equivalents** | 403 | **–512** |
| Cash and cash equivalents as of 1 January | 3 773 | **5 429** |
| **Cash and cash equivalents as of 30 June** | 4 176 | **4 917** |

The accompanying notes are an integral part of the Group financial statements.

## 1. Organisation and summary of significant accounting policies

**Nature of operations**

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies, clients and others worldwide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

**Basis of presentation**

The interim Group financial statements have been prepared in accordance with Swiss GAAP FER. These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2003.

**Use of estimates in the preparation of financial statements**

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

**Foreign currency**

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

| | | 31 December 2003 Closing rate | First half 2003 Average rate | **30 June 2004 Closing rate** | **First half 2004 Average rate** |
|---|---|---|---|---|---|
| Australian dollar | AUD | 93.18 | 82.73 | **87.25** | **94.26** |
| British pound | GBP | 221.40 | 217.23 | **227.13** | **230.75** |
| Canadian dollar | CAD | 95.71 | 92.48 | **93.41** | **94.77** |
| Euro | EUR | 155.98 | 148.69 | **152.38** | **155.67** |
| Japanese yen | JPY | 1.15 | 1.14 | **1.15** | **1.17** |
| South African rand | ZAR | 18.53 | 16.82 | **20.16** | **18.89** |
| US dollar | USD | 123.68 | 135.32 | **125.24** | **126.68** |

### Recent accounting guidance

**Derivative financial instruments**

The Group implemented recent international guidance on accounting for derivatives effective from 1 January 2004. The guidance clarifies the scope of embedded derivatives in certain reinsurance agreements including modified coinsurance arrangements. The cumulative effect of complying with the guidance as of the effective date is reflected in a separate line in retained earnings.

**Variable interest entities**

In January 2003, new international guidance was issued on the consolidation of variable interest entities ("VIEs"). This guidance was subsequently revised and replaced in December 2003. The guidance requires a company to consolidate a VIE if the company is defined as the primary beneficiary. The primary beneficiary absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns, or both.

The Group applied the revised guidance to all VIEs created after 31 January 2003 in the 2003 annual financial statements. The revised guidance has now also been applied in the current year to all VIEs created before 31 January 2003. The application of the revised guidance to VIEs created before 31 January 2003 has resulted in the initial recognition of the assets and liabilities of some entities which were not consolidated under previous guidance, and in the derecognition of the assets and liabilities of certain other entities which were consolidated under previous guidance (see notes 6 and 11). The application has not impacted shareholders' equity.

**Treasury shares (formerly own shares)**

New guidance was issued under Swiss GAAP FER for the recognition and measurement of treasury shares effective from 1 January 2004. Treasury shares are reclassified from equity securities available-for-sale to a deduction from shareholders' equity and reported at cost. Standalone derivative instruments indexed to treasury shares are reclassified to shareholders' equity and are reported at cost. As a result of this change, the reserve for own shares has been reclassified to retained earnings.

**Separate account and non-traditional long-duration life contracts**

The Group has reflected the balance sheet impacts of recent international guidance on accounting for separate accounts and has implemented guidance on non-traditional long-duration life contracts effective from 1 January 2004.

The separate account guidance changes the conditions which must be met to classify business as separate account. The Group has certain business where policyholder funds are invested in defined assets, and policyholders bear the investment risk on the assets. A part of the business no longer meets the conditions for separate account classification, due principally to the legal structure of the asset funds involved.

The Group has reclassified CHF 2 290 million from separate account assets mainly to equity securities trading and separate account liabilities of CHF 2 290 million to liabilities for life and health policy benefits. The change in the policyholder liability is debited or credited against the investment return on the assets. The assets generated net realised losses of CHF 107 million and net investment income of CHF 50 million for the first half 2004. The change does not impact net income or shareholders' equity.

The non-traditional long-duration contract guidance clarifies the liability calculation for certain types of life business, which impacts the pattern of earnings recognition. The clarification affects the acquired present value of future profits, liabilities for life and health policy benefits and deferred taxes. The cumulative effect of initially complying with the guidance as of the effective date is reflected in a separate line in retained earnings.

## 2. Investments

**Investment income**

Net investment income by source for the half years ended 30 June was as follows:

| CHF millions | 2003 | 2004 |
|---|---|---|
| Fixed income securities | 1 506 | **1 698** |
| Equity securities | 192 | **111** |
| Mortgages and other loans | 299 | **285** |
| Investment real estate | 46 | **38** |
| Short-term investments | 40 | **34** |
| Other current investments | 38 | **33** |
| Equity in earnings of equity-accounted investees | –9 | **–14** |
| Cash and cash equivalents | 33 | **22** |
| Deposits with ceding companies | 413 | **361** |
| **Gross investment income** | 2 558 | **2 568** |
| Less investment expenses | –116 | **–132** |
| **Net investment income** | 2 442 | **2 436** |

Dividends received from investees accounted for using the equity method were CHF 50 million and CHF 41 million in the half years ended 30 June 2003 and 2004, respectively.

**Realised gains and losses**

Realised gains and losses for fixed income, equity securities and other investments for the half years ended 30 June were as follows:

| CHF millions | 2003 | 2004 |
|---|---|---|
| Fixed income securities: | | |
| Gross realised gains | 1 031 | **175** |
| Gross realised losses | –81 | **–104** |
| Equity securities: | | |
| Gross realised gains | 507 | **543** |
| Gross realised losses | –469 | **–57** |
| Net realised gains/losses on other investments | –332 | **133** |
| Value readjustments | 173 | **7** |
| Value adjustments | –855 | **–38** |
| **Net realised investment gains/losses** | –26 | **659** |

Realised gains and losses include the change in market value of trading fixed income securities and of derivative financial instruments except for those classified as cash flow hedges.

**Trading revenues**

Trading revenues generated by the trading activities of the Financial Services Business Group for the half years ended 30 June were as follows:

| CHF millions | 2003 | 2004 |
|---|---|---|
| Gross trading revenues | 302 | **478** |
| Interest expenses | –81 | **–201** |
| **Trading revenues** | 221 | **277** |

**Investments by original currency**

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

| As of 31 December 2003<br>CHF millions | USD | EUR | GBP | CAD | CHF | Other | Total |
|---|---|---|---|---|---|---|---|
| Fixed income securities | 33 162 | 16 654 | 7 108 | 4 223 | 274 | 2 841 | 64 262 |
| Equity securities | 1 691 | 1 584 | 1 072 | 55 | 1 082 | 1 267 | 6 751 |
| Mortgages/other loans | 4 588 | 1 134 | 1 | 19 | 375 | 16 | 6 133 |
| Other | 7 434 | 1 292 | 643 | 487 | 1 128 | 75 | 11 059 |
| Total | 46 875 | 20 664 | 8 824 | 4 784 | 2 859 | 4 199 | 88 205 |

| **As of 30 June 2004**<br>CHF millions | USD | EUR | GBP | CAD | CHF | Other | Total |
|---|---|---|---|---|---|---|---|
| Fixed income securities | 44 210 | 17 023 | 7 550 | 4 333 | 291 | 3 291 | 76 698 |
| Equity securities | 1 474 | 1 487 | 3 143 | 40 | 1 069 | 1 878 | 9 091 |
| Mortgages/other loans | 5 284 | 1 141 | 1 | 18 | 376 | 16 | 6 836 |
| Other | 5 310 | 1 220 | 650 | 316 | 1 098 | 38 | 8 632 |
| **Total** | **56 278** | **20 871** | **11 344** | **4 707** | **2 834** | **5 223** | **101 257** |

**Mortgages, loans, real estate and separate account business**

As of 31 December 2003 and 30 June 2004, investments in mortgages and other loans, real estate and investment for separate account business comprised the following:

| CHF millions | Carrying value | 31 December 2003<br>Fair value | Carrying value | **30 June 2004**<br>Fair value |
|---|---|---|---|---|
| Mortgages and other loans | 6 133 | 6 133 | **6 836** | **6 836** |
| Investment real estate | 1 646 | 2 536 | **1 663** | **2 537** |
| Investment for separate account business | 2 448 | 2 448 | **737** | **737** |

As of 31 December 2003 and 30 June 2004, the Group's investment in mortgages and other loans included CHF 185 million and CHF 191 million, respectively, of loans due from employees and CHF 409 million and CHF 415 million, respectively, of loans due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 064 million and CHF 1 072 million of mortgage participations associated with linked investment contracts as of 31 December 2003 and 30 June 2004, respectively. Contract-holders bear all investment risk related to mortgage participations. The fair value for other loans is considered to be equal to carrying value.

Depreciation expense related to income-producing properties was CHF 17 million and CHF 18 million for the half years ended 30 June 2003 and 2004, respectively. Accumulated depreciation on investment real estate totalled CHF 593 million and CHF 609 million as of 31 December 2003 and 30 June 2004, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

The Group has reclassified certain amounts from separate account business (other assets) to equity securities trading as described in note 1. The policyholders continue to bear all investment risk related to the assets.

**Development of real estate and investments in affiliated companies**

| CHF millions | 2003 Investment real estate | 2003 Affiliated companies | First half 2004 Investment real estate | First half 2004 Affiliated companies |
|---|---|---|---|---|
| Balance as of 1 January | 1 537 | 760 | **1 646** | **618** |
| Effect of foreign currency translation | 19 | 10 | **4** | **–8** |
| Depreciation | –31 | | **–18** | |
| Additions/sales/interest in equity | 88 | –136 | **–1** | **–49** |
| Unrealised gains/losses | | –17 | | |
| Realised gains/losses | 27 | –12 | **32** | |
| Transfers | 6 | 13 | | **–8** |
| **Balance as of period end** | 1 646 | 618 | **1 663** | **553** |

**Cash and cash equivalents**

Cash and cash equivalents include short-term deposits with a carrying value of CHF 2 404 million and CHF 2 474 million as of 31 December 2003 and 30 June 2004, respectively.

## 3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2003 and 30 June 2004 approximated CHF 1 933 million and CHF 2 571 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding at 31 December 2003 and 30 June 2004 are as follows:

| | As of 31 December 2003 | | | **As of 30 June 2004** | | |
|---|---|---|---|---|---|---|
| CHF millions | Positive fair value | Negative fair value | Carrying value assets/liabilities | **Positive fair value** | **Negative fair value** | **Carrying value assets/liabilities** |
| **Interest rate contracts** | | | | | | |
| Forwards and futures | 3 | −11 | −8 | **30** | **−6** | **24** |
| Swaps | 1 833 | −1 818 | 15 | **1 922** | **−1 673** | **249** |
| **Total** | 1 836 | −1 829 | 7 | **1 952** | **−1 679** | **273** |
| **Equity and index contracts** | | | | | | |
| Forwards and futures | 167 | −5 | 162 | **151** | **−9** | **142** |
| Options | 771 | −623 | 148 | **960** | **−1 017** | **−57** |
| **Total** | 938 | −628 | 310 | **1 111** | **−1 026** | **85** |
| **Foreign currency** | | | | | | |
| Forwards and futures | | −12 | −12 | | **−3** | **−3** |
| Options | | −16 | −16 | | | |
| Swaps | 2 886 | −2 524 | 362 | **10 996** | **−10 364** | **632** |
| **Total** | 2 886 | −2 552 | 334 | **10 996** | **−10 367** | **629** |
| **Other derivatives** | | | | | | |
| Credit derivatives | 179 | −311 | −132 | **338** | **−312** | **26** |
| Weather derivatives | 50 | −53 | −3 | **58** | **−60** | **−2** |
| Other | 69 | −260 | −191 | **76** | **−271** | **−195** |
| **Total** | 298 | −624 | −326 | **472** | **−643** | **−171** |
| **Total derivative financial instruments** | 5 958 | −5 633 | 325 | **14 531** | **−13 715** | **816** |

The notional or contractual amounts of derivatives represent a standard of measurement of the level of involvement in these types of transactions and are not a quantification of market risk or credit risk. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps. These amounts are the sum of all outstanding positions, therefore inflating the notional values of all hedged positions. A considerable proportion of the credit default swaps in the trading book is hedged with offsetting positions. However, the Capital Management and Advisory business sector does maintain open long and short positions in credit default swaps and related instruments as part of its trading function. The notional and contractual amounts of derivatives at 31 December 2003 and 30 June 2004 were CHF 438 033 million and CHF 562 338 million, respectively. Of these amounts, CHF 328 087 million and CHF 395 198 million are interest instruments, CHF 28 412 million and CHF 74 159 million are currency instruments and the remaining CHF 81 534 million and CHF 92 981 million are other derivatives.

The contractual or notional amounts for credit derivatives (CHF 36 850 million and CHF 47 026 million, respectively) include portfolio credit default swap structures and corresponding credit default swaps transacted to hedge certain credit exposure within these structures (31 December 2003: CHF 14 915 million, 30 June 2004: CHF 9 219 million). The swaps were underwritten by the Credit Solutions business sector of the Financial Services Business Group. Within these structures, the Group continues to maintain over 85% of the notional exposure assigned to the "Super-Senior" category.

## 4. Acquisitions and dispositions

On 30 April 2004, the Group completed its Admin Re$^{SM}$ acquisition of CNA Financial Corporation's individual life insurance business for approximately USD 700 million.

On 24 August 2004, the Group closed the acquisition of the shares of Life Assurance Holding Corporation (LAHC), including its life insurance subsidiary Windsor Life Assurance Company Limited, for GBP 333 million. LAHC is a specialist acquirer and consolidator of life assurance companies.

Admin Re$^{SM}$ is the purchase of closed blocks of in-force business and can be achieved through either a stock purchase or reinsurance.

**Goodwill**

During the half years ended 30 June 2003 and 2004, goodwill of CHF 157 million and CHF 140 million, respectively, was amortised.

As of 31 December 2003 and 30 June 2004, the balances of accumulated goodwill amortisation were CHF 1 378 million and CHF 1 531 million, respectively.

The Group systematically amortises goodwill over periods up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

## 5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

| CHF millions | 2003 DAC | 2003 PVFP | First half 2004 DAC | First half 2004 PVFP |
|---|---|---|---|---|
| Balance as of 1 January | 4 142 | 6 668 | **4 754** | **5 952** |
| Deferred | 5 395 | | **2 746** | |
| Reclassification | −17 | | | |
| Effect of acquisitions and disposals | | 383 | | **308** |
| Amortisation | −4 617 | −482 | **−2 236** | **−182** |
| Effect of foreign currency translation | −149 | −617 | **38** | **69** |
| Change in accounting policy (note 1) | | | | **227** |
| **Balance as of period end** | 4 754 | 5 952 | **5 302** | **6 374** |

## 6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity at the balance sheet date of greater than one year. The Group's long-term debt as of 30 June 2004 was as follows:

### Long-term debt

#### Senior debt

| Maturity | Instrument | Issued in | Currency | Nominal in m | Interest rate | Book value in CHF m |
|---|---|---|---|---|---|---|
| 2005 | EMTN (Floating Rate Bond) | 2003 | JPY | 10000 | 3M Libor + 5bp | 115 |
| 2005 | EMTN (Straight Bond) | 2001 | GBP | 150 | 5.625% | 340 |
| 2005 | Insurance-linked Placement | 2003 | USD | 5 | 3M Libor + 5.000% | 6 |
| 2006 | EMTN (Floating Rate Bond) | 2003 | CHF | 50 | 3M Libor + 2bp | 50 |
| 2006 | Bank Loan | 2003 | USD | 100 | 6M Libor + 3bp | 125 |
| 2006 | Private Placement | 2001 | CHF | 100 | 3.250% | 100 |
| 2006 | Senior Notes[1] | 1996 | USD | 200 | 7.875% | 250 |
| 2006 | EMTN (Straight Bond) | 2004 | USD | 50 | 1.990% | 63 |
| 2006 | Fixed Term Preferred Shares | 2002 | GBP | 100 | 4.840% | 227 |
| 2007 | Trust-preferred Stock (Trups)[2] | 1997 | USD | 42 | 8.720% | 63 |
| 2007 | Insurance-linked Placement | 2003 | USD | 11 | 3M Libor + 4.750% | 13 |
| 2007 | Insurance-linked Placement | 2003 | USD | 13 | 7.270% | 16 |
| 2007 | Straight Bond | 1997 | CHF | 500 | 3.750% | 500 |
| 2008 | Private Placement (step-up) | 2001 | CHF | 100 | 3.600% | 100 |
| 2009 | EMTN (Index-linked Notes) | 2002 | EUR | 10 | Index | 15 |
| 2009 | EMTN (Step-up fixed rate) | 2004 | JPY | 2000 | Step-up fixed rate | 23 |
| 2009 | 3 EMTN (Zero coupon Notes) | 2004 | USD | 56 | Zero coupon | 57 |
| 2010 | EMTN (Amortising Bond) | 2003 | GBP | 70 | 4.375% | 136 |
| 2013 | Private Placement | 2003 | NZD | 400 | 7.838% | 318 |
| 2013 | EMTN (Index-linked Notes) | 2001 | USD | 10 | Index | 13 |
| 2015 | EMTN (Straight Bond) | 2001 | CHF | 150 | 4.000% | 150 |
| 2017 | Credit-linked Note | 2000 | USD | 14 | Various | 18 |
| Various | Payment Undertaking Agreements | 2000 | USD | 133 | Various | 194 |
| Various | Payment Undertaking Agreements | 2001 | USD | 96 | Various | 133 |
| Various | Payment Undertaking Agreements | 2002 | USD | 513 | Various | 647 |
| Various | Payment Undertaking Agreements | 2003 | USD | 169 | Various | 211 |
| Various | Payment Undertaking Agreements | 2004 | USD | 43 | Various | 49 |
| **Total senior debt as of 30 June 2004** | | | | | | **3932** |
| Total senior debt as of 31 December 2003 | | | | | | 4695 |

[1] Assumed in the acquisition of Underwriters Re Group
[2] Assumed in the acquisition of Life Re Corporation

Senior debt as reported above is comprised of the following components:

| CHF millions | 31 December 2003 | **30 June 2004** |
|---|---|---|
| Senior financial debt | 1441 | **1454** |
| Senior operational debt | 3254 | **2478** |
| **Total** | 4695 | **3932** |

## Subordinated debt

| Maturity | Instrument | Issued in | Currency | Nominal in m | Interest rate... | ...to first reset in | Book value in CHF m |
|---|---|---|---|---|---|---|---|
| 2021 | Convertible Bond | 2001 | USD | 1 150 | 3.250% | 2011 | 1 416 |
| – | Subordinated Perpetual Loan | 1998 | DEM | 340 | 6M Libor + 40bp | 2008 | 265 |
| – | Subordinated Perpetual Loan | 1998 | DEM | 400 | 5.710% | 2008 | 312 |
| – | Subordinated Perpetual Loan | 1998 | CHF | 300 | 6M Libor + 37.5bp | 2008 | 300 |
| – | Subordinated Perpetual Loan | 1998 | DEM | 110 | 6M Libor + 45bp | 2010 | 86 |
| – | Subordinated Perpetual Loan (PARCS) | 1999 | EUR | 250 | 6M Euribor + 55bp | 2006 | 381 |
| – | Subordinated Perpetual Bond (SUPERBs) | 1999 | CHF | 600 | 3.750% | 2011 | 600 |
| **Total subordinated financial debt as of 30 June 2004** | | | | | | | **3 360** |
| Total subordinated financial debt as of 31 December 2003 | | | | | | | 3 366 |

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

| CHF millions | 31 December 2003 | **30 June 2004** |
|---|---|---|
| Senior financial debt | 1 441 | **1 454** |
| Subordinated financial debt | 3 366 | **3 360** |
| **Total** | 4 807 | **4 814** |

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

**Interest expenses on long-term debt**

Interest expenses on long-term debt for the half years ended 30 June 2003 and 2004, respectively, were as follows:

| CHF millions | 2003 | **2004** |
|---|---|---|
| Senior financial debt | 49 | **32** |
| Senior operational debt | 24 | **58** |
| Subordinated financial debt | 70 | **55** |
| **Total** | 143 | **145** |

In January 2004, the Group issued under the European Medium Term Note (EMTN) programme a two-year senior note totalling USD 50 million with an interest rate of 1.99%.

In February 2004, the Group entered into two Payment Undertaking Agreements (PUAs) for a total amount of USD 42.8 million with interest rates of 5.231% and 5.241%. Both have maturities of 20 years. All interest rate risk is hedged to a one or three month Libor benchmark.

In the first half of 2004, the Group issued under the EMTN programme three zero coupon notes totalling USD 56 million with a five year maturity.

In June 2004, the Group issued under the EMTN programme a senior step-up fixed rate callable note totalling JPY 2 billion due in 2009.

The Group derecognised two insurance-linked securities totalling USD 350 million because the Group was not the primary beneficiary as of 1 January 2004. The Group recognised insurance-linked and credit-linked securities totalling USD 32 million because the Group was the primary beneficiary as of 1 January 2004 (see notes 1 and 11).

## 7. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

**Share data**

| CHF millions (except share data) | First half 2003 | **First half 2004** |
|---|---|---|
| **Basic earnings per share** | | |
| Income available to common shares | 691 | **1 441** |
| Weighted average common shares outstanding | 310 379 068 | **309 454 373** |
| Net income per share in CHF | 2.23 | **4.66** |
| | | |
| **Effect of dilutive securities** | | |
| Change in income available to common shares due to convertible bond | 16 | **15** |
| | | |
| Change in average number of shares due to convertible bond and employee options | 9 266 996 | **9 868 771** |
| | | |
| **Diluted earnings per share** | | |
| Income available to common shares assuming debt conversion and exercise of options | 707 | **1 456** |
| Weighted average common shares outstanding | 319 646 064 | **319 323 144** |
| Net income per share in CHF | 2.21 | **4.56** |

## 8. Stock compensation plans

The Group does not recognise compensation expense for stock-based compensation plans. If compensation expense for the options had been recognised, the Group's net income and earnings per share for the half years ending 30 June 2003 and 2004 would approximate the pro-forma amounts in the following table:

| CHF millions | First half 2003 | **First half 2004** |
|---|---|---|
| Net income, as reported | 691 | **1 441** |
| Less: total stock-based employee compensation expense determined under the fair value method, net of related tax effects | –19 | **–18** |
| Pro-forma net income | 672 | **1 423** |
| Earnings per share | | |
| Basic – as reported | 2.23 | **4.66** |
| Basic – pro-forma | 2.17 | **4.60** |
| Diluted – as reported | 2.21 | **4.56** |
| Diluted – pro-forma | 2.15 | **4.50** |

## 9. Commitments and contingent liabilities

As of 31 December 2003 and 30 June 2004, the Group had outstanding guarantees of CHF 11 696 million and CHF 14 388 million, respectively.

As of 30 June 2004, CHF 11 051 million (31 December 2003: CHF 9 173 million) were guarantees on all present and future obligations in respect of Sale & Repurchase Agreements or Global Master Securities Lending Agreements with varying expiry dates. CHF 3 337 million (31 December 2003: CHF 2 523 million) were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

**11 September 2001**

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center complex.

Following the 11 September terrorist attack, the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey in the United States District Court for the Southern District of New York to obtain a judicial declaration of its rights and obligations with respect to all parties in interest. That action is captioned SR International Business Insurance Ltd. v. World Trade Center Properties, LLC, Case No. 01 CV 9291 (JSM). The defendants filed counterclaims and joined other insurers to the lawsuit.

The lessees contended that the destruction of the World Trade Center constitutes more than one occurrence under the coverage that the Group agreed to provide. On 3 May 2004, a federal jury found that the Group bound coverage on a policy form known as the WilProp form, under which, according to a previous court decision, the insureds are entitled to recover from Swiss Re up to a maximum of Swiss Re's 25% share of the USD 3.5 billion policy limit. As a result, the Group's exposure for claims related to the attack on the World Trade Center complex has remained consistent with the Group's loss estimates. The defendants have filed a notice of appeal against the verdict. This notice of appeal will, however, only become effective pending the disposition of various post-verdict motions previously filed by the defendants.

## 10. Information on business segments

The Group provides reinsurance and financial services throughout the world through three business groups, which are determined by the organisational structure. These are the Property & Casualty Business Group; the Life & Health Business Group; and the Financial Services Business Group, which includes the Risk Solutions, Credit Solutions, Capital Management and Advisory and Asset Management business sectors. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses on financial debt, indirect taxes and income taxes.

Net investment income and realised investment gains are allocated to the business groups based on the net investment income and realised investment gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the net investment income and realised investment gains are allocated to these business groups using technical reserves and other information as a key for the allocation. The Financial Services Business Group provides investment management services to the other business groups, and includes the fees charged in net investment income. These fees are based on service contracts.

The Financial Services Business Group provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business groups. The Financial Services Business Group includes the fees charged in net investment income. The business groups provide origination services for certain transactions underwritten and accounted for within another business group. The commissions are included in acquisition costs.

The Financial Services Business Group presents certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions to net investment income, and certain investment expenses from other operating costs and expenses to net investment income. The reclassifications do not affect operating income.

## a) Business group results

| First half 2003<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Corporate Centre | Other | Reconciliation | Total |
|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | |
| Premiums earned | 7864 | 4963 | 1555 | | | | 14382 |
| Net investment income | 672 | 1582 | 187 | | 3 | −2 | 2442 |
| Net realised investment gains/losses | 133 | −60 | −41 | | −59 | 1 | −26 |
| Trading revenues | | | 221 | | | | 221 |
| Fees, commissions and other revenues | | | 202 | | 5 | −91 | 116 |
| Total revenues | 8669 | 6485 | 2124 | | −51 | −92 | 17135 |
| **Expenses** | | | | | | | |
| Claims and claim adjustment expenses; life and health benefits | −5837 | −4540 | −1110 | | | | −11487 |
| Acquisition costs | −1635 | −1187 | −267 | | | 4 | −3085 |
| Amortisation of goodwill | | | | | −157 | | −157 |
| Other operating costs and expenses | −375 | −286 | −474 | −185 | −215 | 88 | −1447 |
| Total expenses | −7847 | −6013 | −1851 | −185 | −372 | 92 | −16176 |
| Operating income/loss | 822 | 472 | 273 | −185 | −423 | 0 | 959 |

| **First half 2004**<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Corporate Centre | Other | Reconciliation | Total |
|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | |
| Premiums earned | 7527 | 5022 | 1593 | | | | 14142 |
| Net investment income | 691 | 1559 | 178 | | 5 | 3 | 2436 |
| Net realised investment gains/losses | 493 | 66 | 82 | | 18 | | 659 |
| Trading revenues | | | 277 | | | | 277 |
| Fees, commissions and other revenues | | | 193 | | 20 | −73 | 140 |
| **Total revenues** | **8711** | **6647** | **2323** | | **43** | **−70** | **17654** |
| **Expenses** | | | | | | | |
| Claims and claim adjustment expenses; life and health benefits | −5191 | −4632 | −1174 | | | | −10997 |
| Acquisition costs | −1696 | −1054 | −306 | | | | −3056 |
| Amortisation of goodwill | | | | | −140 | | −140 |
| Other operating costs and expenses | −350 | −328 | −484 | −165 | −218 | 70 | −1475 |
| **Total expenses** | **−7237** | **−6014** | **−1964** | **−165** | **−358** | **70** | **−15668** |
| **Operating income/loss** | **1474** | **633** | **359** | **−165** | **−315** | **0** | **1986** |

### b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

| First half 2003<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Total |
|---|---|---|---|---|
| **Premiums** | | | | |
| Premiums written, gross | 10 307 | 5 314 | 1 697 | 17 318 |
| Premiums written, retro | –523 | –334 | –110 | –967 |
| Premiums written, net | 9 784 | 4 980 | 1 587 | 16 351 |
| Change in unearned premiums, gross | –2 050 | –17 | –5 | –2 072 |
| Change in unearned premiums, retro | 130 | | –27 | 103 |
| Change in unearned premiums, net | –1 920 | –17 | –32 | –1 969 |
| Premiums earned | 7 864 | 4 963 | 1 555 | 14 382 |
| **Claims** | | | | |
| Claims paid, gross | –5 428 | –3 858 | –998 | –10 284 |
| Claims paid, retro | 491 | 361 | 94 | 946 |
| Claims paid, net | –4 937 | –3 497 | –904 | –9 338 |
| Claims and claim adjustment expenses; life and health benefits, gross | –880 | –1 090 | –161 | –2 131 |
| Claims and claim adjustment expenses; life and health benefits, retro | –20 | 47 | –45 | –18 |
| Claims and claim adjustment expenses; life and health benefits, net | –900 | –1 043 | –206 | –2 149 |
| Change in equalisation reserves | | | | 0 |
| Claims and claim adjustment expenses; life and health benefits | –5 837 | –4 540 | –1 110 | –11 487 |
| **Acquisition costs** | | | | |
| Acquisition costs, gross | –1 685 | –1 231 | –267 | –3 183 |
| Acquisition costs, retro | 50 | 44 | 4 | 98 |
| Acquisition costs, net | –1 635 | –1 187 | –263 | –3 085 |

| **First half 2004**<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Total |
|---|---|---|---|---|
| **Premiums** | | | | |
| Premiums written, gross | 10036 | 5582 | 1 721 | 17339 |
| Premiums written, retro | −531 | −567 | −119 | −1 217 |
| Premiums written, net | 9505 | 5015 | 1 602 | 16122 |
| Change in unearned premiums, gross | −2094 | 7 | 32 | −2055 |
| Change in unearned premiums, retro | 116 | | −41 | 75 |
| Change in unearned premiums, net | −1 978 | 7 | −9 | −1 980 |
| **Premiums earned** | **7527** | **5022** | **1 593** | **14142** |
| **Claims** | | | | |
| Claims paid, gross | −4964 | −4 111 | −786 | −9861 |
| Claims paid, retro | 807 | 441 | 87 | 1 335 |
| Claims paid, net | −4 157 | −3670 | −699 | −8526 |
| Claims and claim adjustment expenses; life and health benefits, gross | −478 | −1 048 | −387 | −1 913 |
| Claims and claim adjustment expenses; life and health benefits, retro | −556 | 86 | −88 | −558 |
| Claims and claim adjustment expenses; life and health benefits, net | −1 034 | −962 | −475 | −2 471 |
| Change in equalisation reserves | | | | 0 |
| **Claims and claim adjustment expenses; life and health benefits** | **−5 191** | **−4632** | **−1 174** | **−10997** |
| **Acquisition costs** | | | | |
| Acquisition costs, gross | −1 788 | −1 172 | −310 | −3270 |
| Acquisition costs, retro | 92 | 118 | 4 | 214 |
| **Acquisition costs, net** | **−1 696** | **−1 054** | **−306** | **−3056** |

### c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

| 31 December 2003<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Reinsurance recoverable | | | | |
| Reinsurance recoverable on paid and unpaid claims | 2 729 | 1 057 | 554 | 4 340 |
| Reinsurance recoverable on life and health policy benefits | | 2 317 | | 2 317 |
| Total | 2 729 | 3 374 | 554 | 6 657 |
| Deferred acquisition costs | 1 032 | 3 538 | 184 | 4 754 |
| Prepaid reinsurance premiums[1] | 100 | | 191 | 291 |
| Deferred expense on retroactive reinsurance[1] | 466 | | 773 | 1 239 |
| **Liabilities** | | | | |
| Provisions for profit commissions[2] | 707 | 276 | 694 | 1 677 |
| Unpaid claims and claim adjustment expenses | | | | |
| Unpaid claims and claim adjustment expenses | 41 365 | 11 349 | 9 332 | 62 046 |
| Equalisation reserves | | | | 1 428 |
| Total | | | | 63 474 |
| Life and health policy benefits | | 37 244 | | 37 244 |
| Separate account liabilities[3] | | 2 448 | | 2 448 |
| Unearned premiums | 4 589 | 162 | 1 706 | 6 457 |

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

| **30 June 2004**<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| **Reinsurance recoverable** | | | | |
| Reinsurance recoverable on paid and unpaid claims | 2 184 | 1 103 | 542 | 3 829 |
| Reinsurance recoverable on life and health policy benefits | | 3 678 | | 3 678 |
| **Total** | **2 184** | **4 781** | **542** | **7 507** |
| **Deferred acquisition costs** | **1 330** | **3 723** | **249** | **5 302** |
| **Prepaid reinsurance premiums[1]** | **213** | | **148** | **361** |
| **Deferred expense on retroactive reinsurance[1]** | **445** | | **743** | **1 188** |
| **Liabilities** | | | | |
| **Provisions for profit commissions[2]** | **669** | **264** | **667** | **1 600** |
| **Unpaid claims and claim adjustment expenses** | | | | |
| Unpaid claims and claim adjustment expenses | 41 953 | 11 816 | 9 685 | 63 454 |
| Equalisation reserves | | | | 1 403 |
| **Total** | | | | **64 857** |
| **Life and health policy benefits** | | **45 970** | | **45 970** |
| **Separate account liabilities[3]** | | **737** | | **737** |
| **Unearned premiums** | **6 649** | **154** | **1 667** | **8 470** |

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

## d) Property & Casualty Business Group – by line of business

| First half 2003<br>CHF millions | Property | Liability | Motor | Accident | Other lines | Total |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Premiums earned | 2 517 | 2 109 | 1 454 | 554 | 1 230 | 7 864 |
| **Expenses** | | | | | | |
| Claims and claim adjustment expenses | −1 685 | −1 619 | −1 193 | −425 | −915 | −5 837 |
| Acquisition costs | −457 | −508 | −293 | −113 | −264 | −1 635 |
| Other operating costs and expenses | −132 | −104 | −50 | −25 | −64 | −375 |
| Underwriting result | 243 | −122 | −82 | −9 | −13 | 17 |
| Claims ratio in % | 66.9 | 76.8 | 82.0 | 76.7 | 74.4 | 74.2 |
| Expense ratio in % | 23.4 | 29.0 | 23.6 | 24.9 | 26.7 | 25.6 |
| Combined ratio in % | 90.3 | 105.8 | 105.6 | 101.6 | 101.1 | 99.8 |

| **First half 2004**<br>CHF millions | Property | Liability | Motor | Accident | Other lines | Total |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Premiums earned | 2 543 | 2 382 | 1 256 | 344 | 1 002 | 7 527 |
| **Expenses** | | | | | | |
| Claims and claim adjustment expenses | −1 062 | −2 222 | −984 | −270 | −653 | −5 191 |
| Acquisition costs | −563 | −527 | −254 | −73 | −279 | −1 696 |
| Other operating costs and expenses | −134 | −99 | −47 | −17 | −53 | −350 |
| **Underwriting result** | **784** | **−466** | **−29** | **−16** | **17** | **290** |
| Claims ratio in % | 41.8 | 93.3 | 78.3 | 78.5 | 65.2 | 69.0 |
| Expense ratio in % | 27.4 | 26.3 | 24.0 | 26.2 | 33.1 | 27.1 |
| Combined ratio in % | 69.2 | 119.6 | 102.3 | 104.7 | 98.3 | 96.1 |

## e) Life & Health Business Group – by line of business

| First half 2003<br>CHF millions | Life | Health | Total |
|---|---|---|---|
| **Revenues** | | | |
| Premiums earned | 4 016 | 947 | 4 963 |
| Net investment income | 1 258 | 324 | 1 582 |
| Operating revenues | 5 274 | 1 271 | 6 545 |
| Net realised investment gains/losses | –10 | –50 | –60 |
| Total revenues | 5 264 | 1 221 | 6 485 |
| | | | |
| **Expenses** | | | |
| Claims and claim adjustment expenses; life and health benefits | –3 604 | –936 | –4 540 |
| Acquisition costs | –923 | –264 | –1 187 |
| Other operating costs and expenses | –222 | –64 | –286 |
| Total expenses | –4 749 | –1 264 | –6 013 |
| | | | |
| Operating income/loss | 515 | –43 | 472 |
| Operating result, excluding net realised investment gains | 525 | 7 | 532 |
| | | | |
| Management expense ratio in % | 4.2 | 5.0 | 4.4 |
| Return on operating revenues in % | 10.0 | 0.6 | 8.1 |

| **First half 2004**<br>CHF millions | Life | Health | Total |
|---|---|---|---|
| **Revenues** | | | |
| Premiums earned | 4 092 | 930 | 5 022 |
| Net investment income | 1 251 | 308 | 1 559 |
| **Operating revenues** | **5 343** | **1 238** | **6 581** |
| Net realised investment gains | 40 | 26 | 66 |
| **Total revenues** | **5 383** | **1 264** | **6 647** |
| | | | |
| **Expenses** | | | |
| Claims and claim adjustment expenses; life and health benefits | –3 817 | –815 | –4 632 |
| Acquisition costs | –814 | –240 | –1 054 |
| Other operating costs and expenses | –267 | –61 | –328 |
| **Total expenses** | **–4 898** | **–1 116** | **–6 014** |
| | | | |
| **Operating income** | **485** | **148** | **633** |
| **Operating result, excluding net realised investment gains** | **445** | **122** | **567** |
| | | | |
| Management expense ratio in % | 5.0 | 4.9 | 5.0 |
| Return on operating revenues in % | 8.3 | 9.9 | 8.6 |

### f) Financial Services Business Group – by business sector

| First half 2003<br>CHF millions | Risk Solutions | Credit Solutions | Capital Management and Advisory | Asset Management | Total |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Premiums earned | 1 135 | 420 | | | 1 555 |
| Net investment income | 153 | 29 | 5 | | 187 |
| Net realised investment gains/losses | –51 | 10 | | | –41 |
| Trading revenues | 13 | 3 | 205 | | 221 |
| Fees and commissions | 5 | | 71 | 126 | 202 |
| Total revenues | 1 255 | 462 | 281 | 126 | 2 124 |
| **Expenses** | | | | | |
| Claims and claim adjustment expenses | –889 | –221 | | | –1 110 |
| Acquisition costs | –130 | –133 | –4 | | –267 |
| Operating costs | –80 | –40 | –224 | –130 | –474 |
| Total expenses | –1 099 | –394 | –228 | –130 | –1 851 |
| Operating income/loss | 156 | 68 | 53 | –4 | 273 |

| **First half 2004**<br>CHF millions | Risk Solutions | Credit Solutions | Capital Management and Advisory | Asset Management | Total |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Premiums earned | 1 117 | 468 | 8 | | 1 593 |
| Net investment income | 152 | 25 | 1 | | 178 |
| Net realised investment gains/losses | 66 | 16 | | | 82 |
| Trading revenues | 9 | 56 | 212 | | 277 |
| Fees and commissions | 5 | | 84 | 104 | 193 |
| **Total revenues** | **1 349** | **565** | **305** | **104** | **2 323** |
| **Expenses** | | | | | |
| Claims and claim adjustment expenses | –947 | –227 | | | –1 174 |
| Acquisition costs | –139 | –167 | | | –306 |
| Operating costs | –94 | –32 | –245 | –113 | –484 |
| **Total expenses** | **–1 180** | **–426** | **–245** | **–113** | **–1 964** |
| **Operating income/loss** | **169** | **139** | **60** | **–9** | **359** |

The Capital Management and Advisory business sector provides marketing services to the Credit Solutions and Risk Solutions business sectors. Capital Management and Advisory fees and commissions include the fees charged. The Asset Management business sector provides investment management services to other business sectors. These management services fees are included in fees and commissions.

## 11. Variable interest entities

The Group holds a variable interest in an entity due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In the insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In the credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The variable interests arise through ownership of insurance-linked or credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

In other securitisations, the Group provides credit enhancement which is a variable interest in the securitisation vehicle.

The Group also invests in selected private equity limited partnerships to enhance the risk-adjusted overall investment result. The maximum exposure to loss relating to private equity limited partnerships is equal to the carrying amount of the Group's investment.

**VIEs – primary beneficiary**

As of 30 June 2004, the total assets of VIEs where the Group is the primary beneficiary amounted to CHF 5 739 million.

The Group recognised the impact of the revised guidance on VIEs created or acquired before 31 January 2003 by consolidating total assets of CHF 5 563 million as of 1 January 2004. The total assets include assets from the modified coinsurance agreement which the Group had recognised under the previously applicable accounting guidance. The assets have been revalued on consolidation according to the requirements of the new guidance. The modified coinsurance assets of CHF 4 106 million were recognised mainly in funds held by ceding companies. The consolidated assets are recognised in the respective asset categories, principally fixed income securities available-for-sale.

The consolidation of the VIEs results in a minority interest in the balance sheet of CHF 593 million mainly due to the modified coinsurance agreement. The minority interest is included in accrued expenses and other liabilities. The income statement impacts are included in the relevant segments.

**VIEs – significant variable interest**

As of 30 June 2004, the total assets and estimated maximum exposure to loss in VIEs in which the Group holds a significant variable interest amounted to CHF 7 130 million and CHF 5 292 million, respectively. These amounts include variable interests created or acquired before 31 January 2003.

The assets and liabilities arising from the Group's variable interest in these VIEs are accounted for under applicable existing guidance. The implementation of the revised guidance on VIEs does not impact accounting for the assets and liabilities.

## 12. Restructuring provision

The Financial Services Business Group incurred and charged against the provision expenses of CHF 14 million for employee redundancy benefits and CHF 7 million for lease abandonment connected with ongoing restructuring.

| **First half 2004**<br>CHF millions | Property & Casualty | Life & Health | Financial Services | Total |
|---|---|---|---|---|
| Balance as of 1 January | 10 | 22 | 67 | 99 |
| Costs incurred | −1 | −2 | −21 | −24 |
| Effect of foreign currency translation | | 1 | 1 | 2 |
| **Balance as of 30 June** | **9** | **21** | **47** | **77** |

# Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

# Information

**Contact addresses**

**Investor Relations**
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

**Public Relations/Media**
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

**Share Register**
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

**Important dates**
17 March 2005
Results 2004

9 May 2005
141st Annual General Meeting

Title:
Interim Report 2004

Original version in English

The Interim Report 2004 is also available
in German and French.

A PDF version of the Interim Report 2004
is available for download in English, German and
French at: www.swissre.com/interimreport

The Interim Report 2004 Shareholders' letter
is available in English, German and French.

Order no.: 1492019_04_en
CC, 08/04, 11 000 en



Interim Report 2004

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com